UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to_______

Commission file number 1-09328

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

1 Ecolab Place

Saint Paul, Minnesota  55102

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2018 and 2017

and

for the year ended December 31, 2018

AND SUPPLEMENTAL SCHEDULES

as of and for the year ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Trustees, and Plan Participants of the

Ecolab Savings Plan and ESOP for Traditional Benefit Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ecolab Savings Plan and ESOP for Traditional Benefit Employees (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year then ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s Management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2018 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018, together referred to as “supplemental information”, has been subjected to the auditing procedures performed in conjunction with the Plan’s financial statements.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.

/s/ Olsen Thielen & Co., Ltd.

Roseville, Minnesota
June 21, 2019

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (in thousands)	2018	2017

Investments
Plan interest in Ecolab Savings Plan Master Trust at fair value	$1,403,212	$1,497,300
Plan interest in Ecolab Savings Plan Master Trust at contract value	54,093	53,982
Total investments	1,457,305	1,551,282

Receivables
Notes receivable from participants	18,108	19,569
Dividends receivable	2,057	2,032
Employer contributions receivable	712	787
Employee contributions receivable	-	7
Total receivables	20,877	22,395

Net assets available for benefits	$1,478,182	$1,573,677

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (in thousands)	2018

Investment results
Plan interest in Ecolab Savings Plan Master Trust	$27,450

Interest income on notes receivable from participants	897

Contributions
Participants	29,737
Employer	13,576
Rollovers	268
Total contributions	43,581

Deductions
Distributions to participants	(165,457)
Plan expenses	(78)
Total deductions	(165,535)

Net decrease	(93,607)

Transfer to other plan	(1,888)

Net assets available for benefits
Beginning of year	1,573,677
End of year	$1,478,182

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Ecolab Savings Plan and ESOP for Traditional Benefit Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

Master Trust

The Plan is a participating entity in the Ecolab Savings Plan Master Trust (the “Master Trust”) with assets held by Fidelity Management Trust Company (“Fidelity” or “trustee”). The Master Trust was established on January 1, 2013 to hold the qualified defined contribution investment assets of both the Plan and the Ecolab Savings Plan and ESOP, as sponsored by Ecolab Inc. and its subsidiaries and certain affiliates (“the Company”).

General and Eligibility

The Plan is a contributory qualified defined contribution plan available to certain individuals employed by the Company and is limited to active employees accruing a final average pay or 5% cash balance benefit in the Ecolab Pension Plan. Eligible employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their participation. Part-time employees working fewer than 20 hours a week must be employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

The Benefits Finance Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The Plan Administrator is responsible for administration of the Plan.

Contributions

Contributions are made to the Plan as participant savings contributions, participant rollover contributions, and employer matching contributions.

Participant savings contributions are either pre-tax contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced or Roth Savings contributions made by the Company on behalf of participants who have agreed to have their after-tax compensation reduced. Participants may reduce their compensation by up to 50%, subject to a statutory annual maximum of $18,500 for 2018 for the purpose of making savings contributions to the Plan.

Participants who are at least age 50 are allowed to make additional catch-up contributions up to the statutory annual maximum ($6,000 in 2018).

Participants may also contribute amounts representing distributions from other qualified plans (rollover).

Participant contributions of up to 3% of eligible compensation are matched 100% by the Company and participant contributions over 3% and up to 5% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and participant contributions which are invested in the Ecolab Stock Fund. The ESOP allows participants to elect the withdrawal of dividends paid on shares to the ESOP account.

Vesting

Participants are fully vested in their account at all times.

Plan Benefits

As participants are fully vested at all times, benefits to participants are equal to their account balances. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant's account balance. Employees are able to withdraw any part or all of their account balance upon attainment of age 59 1/2. Loans and in-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to an early withdrawal penalty, unless rolled over to a qualified plan or an individual retirement account.

Notes Receivable from Participants

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant's note may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant's interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.

Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 15 years.

Notes receivable from participants at December 31, 2018 had interest rates ranging from 3.25% to 8.25% and are due at various dates through November 2033. A participant can have no more than two notes outstanding at any time. Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

Participant Accounts and Allocation

Fidelity provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The Master Trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant's account is credited with the participant's contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options. Participants can transfer their account balance among the investment options and/or change the investment of their future contributions, and earnings thereon, daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

Transfer to the Ecolab Savings Plan and ESOP

A participant in the Plan who ceases to be employed with the Company, and is later re-hired, becomes a participant in the Ecolab Savings Plan and ESOP, a separate plan administered by Ecolab Inc., after satisfying the eligibility requirements.

In that case, the Plan requires that the participant’s balance in the Plan be automatically transferred to the Ecolab Savings Plan and ESOP. The amount is shown as a transfer from the Plan on the statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Fully benefit-responsive investment contracts are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The statement of net assets available for benefits presents the Plan’s fully benefit-responsive investment contracts at contract value at both December 31, 2018 and 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Fidelity holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, the Company and the participants in the Plan. The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date. Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date. Investment income and investment expenses of the Master Trust are allocated to the Plan according to the investment elections of participants within the Plan. In addition, certain administrative expenses are allocated to the Plan based on its pro rata share of the net assets of the Master Trust.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year).

Contributions

Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

Risks and Uncertainties

The Plan provides for a range of investment options in various combinations of investment funds. Investments are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the 2018 statement of net assets available for benefits.

Concentration of Market Risk

At December 31, 2018 and 2017, approximately 45% and 42%, respectively, of the Plan’s total assets were invested in the common stock of the Company. The underlying value of the Ecolab Stock Fund is dependent on the performance of the Company and the market’s evaluation of such performance.

Distributions to Participants

Distributions to participants are recorded when paid.

Plan Expenses

The Company pays a portion of the administrative expenses of the Plan, which are excluded from these financial statements, and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

New Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements.  The changes affect all plans that are required to include fair value measurement disclosures. The amendments in this update are effective for fiscal years beginning after December 15, 2019.  The Plan is currently evaluating the impact of adoption.

In February 2017, the FASB issued ASU No. 2017-06, Employee Benefit Plan Master Trust Reporting. The amendments clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. The amendments in this update are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. Adoption of the ASU is not expected to have a material impact on the Plan’s financial statements.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

3. PLAN INTEREST IN THE MASTER TRUST

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the Master Trust at the beginning of the year, plus current year actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual participating plans based on the average daily balances. The Plan’s interest in the Master Trust was approximately 44% as of December 31, 2018, and 45% as of December 31, 2017.

The following is a summary of the Master Trust investments, the Plan’s interest in the investments of the Master Trust, and the Plan’s interest percentage ownership of the Master Trust investments as of December 31, 2018 and 2017:

	2018
			Plan's Percent
(in thousands)	Master Trust	Plan's Interest in	Interest in Master
	Investments	Master Trust	Trust
Investments at fair value
Ecolab Inc. common stock	$786,944	$666,857	85%
Interest bearing cash	9,636	8,166	85%
Registered investment companies	1,331,602	505,788	38%
Common/collective trusts	959,849	222,401	23%
Total investments at fair value	3,088,031	1,403,212	45%

Investments at contract value
Common/collective trusts	197,006	54,093	27%
Total Investments	$3,285,037	$1,457,305	44%

	2017
			Plan's Percent
(in thousands)	Master Trust	Plan's Interest in	Interest in Master
	Investments	Master Trust	Trust
Investments at fair value
Ecolab Inc. common stock	$777,226	$667,701	86%
Interest bearing cash	9,182	7,888	86%
Registered investment companies	1,448,991	565,615	39%
Common/collective trusts	1,028,828	256,096	25%
Total investments at fair value	3,264,227	1,497,300	46%

Investments at contract value
Common/collective trusts	202,270	53,982	27%
Total Investments	$3,466,497	$1,551,282	45%

The following are changes in investments for the Master Trust for the year ended December 31, 2018:

(in thousands)
Investment results	2018
Net depreciation in fair value of investments	$(137,892)
Interest and dividends	69,080
Net investment results	(68,812)

Net purchases, sales and settlements	(112,648)
Decrease in net investments	(181,460)

Total investments
Beginning of year	3,466,497
End of year	$3,285,037

4. FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Registered investment companies and Ecolab Inc. common stock: Investments in registered investment companies are valued at the daily closing price as reported by the fund. Investments in registered investment companies held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. Investments in Ecolab Inc. common stock are recorded at fair value based on the quoted market price of Ecolab Inc.'s common stock on the New York Stock Exchange.

Interest bearing cash: Investments in interest bearing cash are valued at cost plus accrued interest.

Common/collective trusts:  Investments in common/collective trusts, with the exception of the investment in fully benefit-responsive investment contracts, which are measured at contract value, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Levels during the years ended December 31, 2018 and 2017. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. At December 31, 2018 and 2017, the Plan did not have any assets or liabilities classified within Level 2 or Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Master Trust’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2018 and 2017:

(in thousands)	2018
	Master Trust	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$786,944	$786,944	$-	$-
Interest bearing cash	9,636	9,636	-	-
Registered investment companies	1,331,602	1,331,602
Total assets in the fair value hierarchy	2,128,182	2,128,182	-	-

Common/collective trusts measured at net asset value (*)	959,849	-	-	-
Investments at fair value	$3,088,031	$2,128,182	$-	$-

(in thousands)	2017
	Master Trust	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$777,226	$777,226	$-	$-
Interest bearing cash	9,182	9,182	-	-
Registered investment companies	1,448,991	1,448,991
Total assets in the fair value hierarchy	2,235,399	2,235,399	-	-

Common/collective trusts measured at net asset value (*)	1,028,828	-	-	-
Investments at fair value	$3,264,227	$2,235,399	$-	$-

(*)   Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table sets forth additional disclosures of the Master Trust investments whose fair value is estimated using net asset value per share as of December 31, 2018 and 2017:

(in thousands)
	Fair	Unfunded	Redemption	Redemption
	Value	Commitment	Frequency	Notice Period
Common/collective trusts
As of December 31, 2018	$959,849	-	Immediate	None
As of December 31, 2017	$1,028,828	-	Immediate	None

The fair value of investments in this category has been estimated using the net asset value per share of the underlying investments. All of these funds are subject to potential withdrawal safeguards to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants. These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds.

5. INVESTMENT CONTRACTS

The investment contracts held by the Master Trust represent synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value.

Synthetic investment contracts – The synthetic investment contracts include wrapper contracts, which are agreements for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contracts include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets.

Transacting at contract value – The Plan’s investment contracts provide for benefit responsive withdrawals and investment exchanges at contract value; however, withdrawals or investment changes prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor, a corporate layoff or early retirement program, change(s) in the investment options of the Plan, or termination or partial termination of the Plan, may be paid at the contract’s market value, which may be less than contract value. The Plan’s ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. No events are probable of occurring that would limit the ability of the Plan to transact at contract value with the contract issuers, and that also would limit the ability of the Plan to transact at contract value with the participants.

6. TAX STATUS

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan consists of a profit sharing portion and a stock bonus portion. The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated May 25, 2017, was received from the Internal Revenue Service (IRS). The letter stated that the Plan, as designed through December 13, 2014, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the tax qualification letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2018, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any periods in progress.

7. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. The Ecolab Stock Fund consists primarily of Ecolab Inc. common stock and also short-term investment funds under the trustee's control.

During 2018 and 2017, the Master Trust invested in Ecolab Inc. common stock. The Master Trust held 5,340,639 and 5,792,410 shares of Ecolab Inc. common stock at December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, purchases and sales of shares by the Master Trust totaled approximately $308 million and $373 million, respectively.

8. NONEXEMPT TRANSACTION

During the year ended December 31, 2018,  in connection with a special bonus payroll run, the Company failed to timely remit participant contributions for a limited number of individuals. In 2018, the Company remitted the delayed contributions of minimal value and applicable lost earnings as soon as practicable.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Plan financial statements at December 31, 2018 and 2017 to the Form 5500:

(in thousands)	2018	2017

Net assets available for benefits per the financial statements	$ 1,478,182	$ 1,573,677
Fully benefit-responsive investment contracts value adjustment	(612)	(112)
Net assets available for benefits per the 5500	$ 1,477,570	$ 1,573,565

The following is a reconciliation of the net decrease in net assets available for benefits per the Plan financial statements for the year ended December 31, 2018 to the Form 5500:

(in thousands)	2018

Net decrease in net assets available for benefits per the financial statements prior to transfer	$(93,607)
Prior year fully benefit-responsive investment contracts value adjustment	112
Current year fully benefit-responsive investment contracts value adjustment	(612)
Total decrease in net assets available for benefits per the Form 5500 prior to transfer	$(94,107)

The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2018

EIN 41-0231510

Plan Number: 007

(in whole dollars)

Participant Contributions
Transferred	Total that Constitute Nonexempt
Late to Plan	Prohibited Transactions
Check here if Late				Total Fully
Participant Loan		Contributions	Contributions	Corrected Under
Repayments are	Contributions Not	Corrected Outside of	Pending Correction	VFCP and PTE
included: X	Corrected	VFCP	in VFCP	2002-51

2018: $ 480		$ 480

SCHEDULE H, LINE 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2018

EIN 41-0231510

Plan Number: 007

(in thousands)
(b)
(a)	Description of Investment,
Identity of Issue,	Including Maturity Date,	(c)
Borrower, Lessor	Rate of Interest, Collateral,	Current
or Similar Party	Par or Maturity Value	Value

Notes Receivable from Participants*	Participant notes due on various
dates through November 2033
(stated interest rates ranging
	from 3.25% to 8.25%).	$18,108

* Party-in-interest

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL
BENEFIT EMPLOYEES

Date:	June 21, 2019	By:	/s/ Teresa Helm
Teresa Helm,
Director, Benefits North America,
Human Resources
Ecolab Inc.
(Plan Administrator)